Filed Pursuant to Rule 433

Registration No. 333-287547

April 20, 2026

New Found Gold Announces $205M Finance Package:

$100M bought deal financing with lead orders from EdgePoint and cornerstone investor Eric Sprott

$105M Senior Secured Credit Facility with EdgePoint

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible, within two business days, through SEDAR+

All amounts in Canadian dollars unless otherwise noted

VANCOUVER, British Columbia – April 20, 2026 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSXV: NFG | NYSE American: NFGC) is pleased to announce a finance package consisting of (i) a $100M bought deal equity financing with lead orders from EdgePoint Investment Group Inc. (“EdgePoint”) and cornerstone investor Eric Sprott and (ii) a $105M senior secured credit facility with EdgePoint, for total gross proceeds of $205M.

“We are pleased to announce this comprehensive finance package, consisting of an at-market equity bought deal financing and a senior secured credit facility at superior terms to those previously contemplated. With today’s announcement, we have secured funding for the initial capital expenditures required to bring our flagship Queensway Gold Project-Phase I into production, in line with our development schedule. The participation of EdgePoint as the underwriter of the credit facility, as well as co-lead on the equity component of this finance package, is a testament to the quality of the Queensway asset and the Company’s ability to deliver on its mandate of getting to cash flow. We thank our long-time cornerstone investor Eric Sprott and our newest shareholder, EdgePoint, along with existing and other new shareholders, for their participation in the equity portion of this finance package.” commented Keith Boyle, CEO of New Found Gold.

“We are excited to partner with the New Found Gold team in the development of Queensway. This opportunity aligns with our strategy of investing in assets that demonstrate compelling economics in attractive mining jurisdictions” CIO of EdgePoint, Frank Mullen, commented. “Queensway is uniquely positioned for near-term cash flow via a rapid path to production with excellent exploration upside potential which should translate into attractive project economics.”

The Company will not be proceeding with the secured loan facility and warrants issuance contemplated in the non-binding term sheet with Nebari Natural Resources Credit Fund II, LP (see the New Found Gold press release dated March 5, 2026).

Bought Deal Financing

The Company has entered into an agreement with BMO Capital Markets and SCP Resource Finance LP, on behalf of themselves and a syndicate of underwriters, (collectively, the “Underwriters”) co-led by BMO Capital Markets and SCP Resource Finance LP, under which the Underwriters have agreed to buy, on a “bought deal” basis, 33,800,000 common shares of the Company (the “Common Shares”) at a price of $2.96 per Common Share (the “Offering Price”) for aggregate gross proceeds of approximately $100 million (the “Offering”). The Company has granted the Underwriters an over-allotment option, exercisable at the Offering Price up to 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares issued in connection with the Offering, to cover over-allotments, if any.

The net proceeds from the Offering will be used by the Company to advance its 100% owned Queensway Gold Project (“Queensway”) and for general corporate and working capital purposes.

The Common Shares will be offered in all of the provinces and territories of Canada, excluding Quebec and Nunavut, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 23, 2025 (the “Base Shelf Prospectus”). The Common Shares will also be offered by way of a U.S. prospectus supplement to the Company’s base shelf prospectus (collectively, the “U.S. Prospectus”) forming part of the Company’s registration statement on Form F-10 in the United States. The Offering is expected to close on or about April 27, 2026.

The closing of the Offering is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange (the “TSXV”) and authorization of the NYSE American LLC (the “NYSE American”).

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments thereto are provided in Canada in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be within two business days from the date hereof, accessible through SEDAR+ at www.sedarplus.ca.

An electronic or paper copy of the Prospectus Supplement, the Base Shelf Prospectus and the U.S. Prospectus, and any amendment to these documents, may be obtained, without charge, from BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com by providing BMO Capital Markets with an email address or mailing address, as applicable.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 414-3627. Copies of the Base Shelf Prospectus and Prospectus Supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the registration statement and U.S. Prospectus can be found on EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Credit Facility

The Company has entered into a credit agreement with EdgePoint providing for a senior secured credit facility of up to $105,000,000 (“the Credit Facility”).

Pursuant to the Credit Facility, the funds will be advanced in two tranches: $70,000,000 (“Tranche 1”) to be funded upon delivery of the security package and the satisfaction of certain other conditions precedent and an additional $35,000,000 (“Tranche 2”) to be funded no later than 12 months after closing at the discretion of the Company. Both tranches will be subject to an establishment fee of 1% payable upon the advance of funds. Loans under the Credit Facility will bear interest at a fixed annual rate of 8.75% payable quarterly in arrears and will have a term of 3 years. The funds to be advanced reflect principal amounts subject to an original issue discount of 2.00%.

In connection with the Credit Facility and subject to the approval of the TSXV and the authorization of the NYSE American, the Company will issue to EdgePoint non-transferable warrants for the purchase of Common Shares. Each warrant entitles the holder to purchase one Common Share. The warrants to be issued on the funding of Tranche 1 will have an aggregate value of US$6,000,000 and be exercisable for an aggregate of 2,489,818 Common Shares at an exercise price of $3.30 per Common Share. The warrants to be issued on the funding of Tranche 2 will have an aggregate value of US$3,000,000 and be exercisable for Common Shares at an exercise price equal to a 25% premium to the closing price of the Common Shares on the TSXV immediately preceding the date of funding under Tranche 2. The warrants will be exercisable for a period of 3 years subject to customary adjustment provisions.

All direct and indirect subsidiaries of the Company will guarantee the Credit Facility. The Company and such guarantors will secure the Credit Facility with first-lien security interests over all of their present and after-acquired real and personal property.

The proceeds of the Credit Facility will be used for general corporate and working capital purposes of the Company and its subsidiaries, including financing for the development of the Queensway Gold Project and the ramp up of the Hammerdown Gold Project.

Advisors

Cutfield Freeman & Co. Ltd. (“CF&Co”), an independent global mining finance advisory firm, is acting as financial advisors to the Company in relation to the Credit Facility and its overall project finance strategy (see the New Found Gold press release dated November 28, 2025). Blake, Cassels & Graydon LLP is acting as legal counsel to the Company. Miller Thomson LLP is acting as legal counsel to EdgePoint.

About EdgePoint

EdgePoint is an employee owned and investment led Canadian wealth management company, based in Toronto, Ontario.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and the Hammerdown Gold Project, which includes the Hammerdown deposit and Pine Cove milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Throughout 2025, New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including statements regarding the Offering, including the closing of the Offering and the timing thereof, the proceeds of the Offering and the use of such proceeds, and the approval by the TSXV and authorization of the NYSE American of the Offering; the filing of the Prospectus Supplement and the U.S. Prospectus; funding of initial capital expenditures required to develop our flagship Queensway Gold Project; funds being advanced pursuant to Tranche 1 and Tranche 2 under the Credit Facility; issuance of warrants in Tranche 1 and Tranche 2 under the Credit Facility; approval by the TSXV and authorization of the NYSE American of the warrants; the use of proceeds of the Credit Facility; and Company’s focus on advancing Queensway to production and bringing the Hammerdown deposit into commercial gold production; and the Company’s focus on growth and value creation. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov  for a more complete discussion of such risk factors and their potential effects